Exhibit 2.5

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Western Energy Services Corp. ("Western" or the "Company")
Suite 1700, 215 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Item 2	Date of Material Change

March 21, 2022

Item 3	News Release

A news release announcing the material change was issued by Western prior to market open on March 22, 2022 and disseminated through the facilities of Cision. A copy of the news release has been filed under Western's corporate profile on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On March 22, 2022, Western announced that it had entered into agreements to effect a comprehensive recapitalization to restructure a portion of its outstanding debt and raise new capital (collectively, the "Restructuring Transaction"). The Restructuring Transaction includes a conversion of $100 million of outstanding principal amount under its second lien term loan facility (the "Second Lien Facility") with Alberta Investment Management Corporation ("AIMCo") into common shares ("Common Shares") at a conversion price of $0.05 per Common Share, subject to adjustments as described below (the "Debt Exchange"). In connection with the Debt Exchange, the Company will affect certain amendments to the Second Lien Facility and its senior secured credit facilities. As a condition to the completion of the Debt Exchange, the Company is required to complete a rights offering to raise proceeds of $31.5 million (the "Rights Offering"), of which $10 million will be applied to further reduce the principal amount of the Second Lien Facility. The full amount of the Rights Offering is subject to a standby guarantee.

The Company expects the Restructuring Transaction to provide the Company with an improved capital structure and extend the pending maturities of the Company's secured credit facilities.

Item 5.1	Full Description of Material Change

Description of Terms of Transaction

On March 22, 2022, Western announced the Restructuring Transaction, which includes the following:

Debt Exchange

On March 21, 2022, the Company entered into a debt restructuring agreement (the "Debt Restructuring Agreement") with AIMCo, the lender under the Second Lien Facility. Pursuant to the Debt Restructuring Agreement, immediately following the completion of the Rights Offering and, if necessary, the Standby Commitment (as defined below), $10 million of the proceeds from the Rights Offering will be paid to AIMCo to reduce the principal amount outstanding under the Second Lien Facility and Western will convert $100 million of the principal amount outstanding under the Second Lien Facility into Common Shares of the Company and effect certain amendments of the Second Lien Facility, as described below.

Under the Debt Exchange, Common Shares will be issued based on a conversion price of $0.05 per Common Share, subject to adjustment if the Subscription Price (as defined below) under the Rights Offering is less than $0.016. In that case, the conversion price will be calculated as $0.05 multiplied by a fraction, the numerator of which is the Subscription Price and the denominator of which is $0.016. Assuming that the conversion price is $0.05 per Common Share and the Rights Offering Subscription Price (as defined below) is $0.016 per Common Share, approximately 2,000,000,000 Common Shares will be issuable to AIMCo in connection with the Debt Exchange and AIMCo will hold approximately 49.69% of the outstanding Common Shares following completion of the Restructuring Transaction. The Debt Exchange will be completed pursuant to an exemption from prospectus requirements.

Under the Debt Restructuring Agreement, AIMCo and the Company have agreed that, upon completion of the Debt Exchange and the repayment of $10 million of the principal amount of the Second Lien Facility from the proceeds of the Rights Offering, the Second Lien Facility will be amended to provide for an extension of the maturity of the remaining principal amount of the Second Lien Facility from January 31, 2023 to a date that is four years from the closing date of the Debt Exchange; and an increase in the interest rate from 7.25% to 8.5%.

It is a condition to completion of the Debt Exchange, that the board of directors of the Company (the "Board") will appoint two persons designated by AIMCo to be directors of the Company, and that the Company, AIMCo and the parties to the Standby Purchase Agreement (as defined below) will enter into an investor rights agreement (the "Investor Rights Agreement"). Under the Investor Rights Agreement, AIMCo will be granted the right to appoint two nominees for election as directors of the Company for so long as AIMCo's shareholding percentage of the Company's Common Shares is 30% or greater. The form of Investor Rights Agreement provides that each of G2S2, Armco, Ronald Mathison and Matco (and any affiliate holding Common Shares) will agree to not vote any of the Common Shares they respectively hold (a) against the election of an AIMCo nominee to serve as a director, or (b) in favour of any proposal or resolution to remove any AIMCo nominee as a director.

It is also a condition to completion of the Debt Exchange that the Company and AIMCo enter into a registration rights agreement (the "Registration Rights Agreement") pursuant to which AIMCo will be granted the right to cause the Company to file a prospectus to facilitate the sale of its Common Shares in a public offering, or to allow it to participate in a public offering of Common Shares by the Company, in each case subject to certain customary restrictions and limitations.

Completion of the Debt Exchange is subject to a number of additional conditions, including the completion of the Rights Offering and, if necessary, the Standby Commitment, receipt of approval of the Debt Exchange and other components of the Restructuring Transaction by the Toronto Stock Exchange ("TSX"), there being no material adverse change to the Company, and other customary closing conditions.

Further details regarding the terms of the Debt Exchange and amendments to the Second Lien Facility are set out in the Debt Restructuring Agreement, which is available under Western's SEDAR profile at www.sedar.com.

Amendments to Senior Facilities

Concurrently with the Debt Restructuring Agreement, the Company entered into a commitment letter with HSBC Bank Canada and ATB Financial, two of the lenders under its senior secured credit facilities (the "Senior Facilities") under which the lenders have agreed to consent to the Debt Exchange and the amendments to the Second Lien Facility, and to amend the terms of the Senior Facilities to, among other things, reduce the amount available under the Senior Facilities from $60 million to $45 million and extend the maturity date of the Senior Facilities from July 1, 2022 to the third anniversary of the Debt Exchange.

Rights Offering

As a condition to the completion of the Debt Exchange, the Company agreed to conduct a rights offering of Common Shares to eligible shareholders to raise proceeds of $31.5 million (the "Rights Offering"). The Rights Offering will be conducted in accordance with applicable securities laws and the rules and procedures of the TSX.

The subscription price ("Subscription Price") at which each Common Share is issuable upon the exercise of rights issued pursuant to the Rights Offering ("Rights") will be determined as set out in the Debt Restructuring Agreement as being: the lesser of (i) $0.016, (ii) the volume-weighted average trading price of the Common Shares on the fifth trading day following public announcement of the Restructuring Transaction less a 25% discount, rounded to three decimal places, and (iii) the "market price" of the Common Shares determined in accordance with National Instrument 41-101 as of the last trading day immediately prior to filing the final prospectus, rounded to three decimal places, less $0.001. Assuming that the Subscription Price is $0.016 per share, approximately 1,968,750,000 Common Shares will be issuable to shareholders under the Rights Offering.

In connection with the Rights Offering, G2S2 Capital Inc. ("G2S2"), G2S2's subsidiary Armco Alberta Inc. ("Armco"), Ronald P. Mathison and Matco Investments Ltd. ("Matco"), currently the Company's largest shareholders (excluding AIMCo), entered into a standby purchase agreement (the "Standby Purchase Agreement") with the Company dated March 21, 2022. Under the terms of the Standby Purchase Agreement, G2S2, Mr. Mathison and Matco have each agreed to exercise in full their basic subscription privilege and, in the case of each of G2S2, Armco and Matco (collectively, the "Standby Purchasers"), subscribe for any Common Shares not subscribed for by other eligible shareholders under the Rights Offering at the Subscription Price, either directly or through an affiliate (the "Standby Commitment").

Pursuant to the Standby Commitment, Matco has agreed to subscribe for 44.4% of the Standby Shares and G2S2 (or Armco on its behalf) has committed to subscribe for 55.6% of the Standby Shares. In the event that Armco fulfils G2S2's Standby Commitment, G2S2 has guaranteed the performance of Armco, including all payment obligations thereunder. AIMCo has agreed under the Debt Restructuring Agreement that it will not exercise its basic subscription privilege under, or otherwise participate in, the Rights Offering.

Pursuant to the terms of the Debt Restructuring Agreement, the proceeds of the Rights Offering will be applied by the Company to reduce the principal amount outstanding under the Second Lien Facility by $10 million, with the remaining $21.5 million being applied to fund maintenance and growth capital for the Company and for general corporate purposes.

The Rights Offering, and the Standby Purchasers’ ability and obligation to participate in the Rights Offering, including in respect of the Standby Commitment, is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX, which has been notified of the Rights Offering and the Debt Exchange.

The Company plans to file a preliminary short form prospectus with respect to the Rights Offering with the securities regulatory authorities in all of the provinces of Canada and in the United States, pursuant to applicable registration exemptions. The Rights Offering will commence following settlement of all comments of such securities regulatory authorities and the TSX and filing of the final short form prospectus. Further detailed information regarding the Rights Offering, including the Subscription Price, will be included in the final prospectus to be mailed to all eligible shareholders of the Company. The Rights are expected to be listed for trading on the TSX and will be exercisable for not less than 21 days following the date of mailing to shareholders of the final prospectus.

The Company expects that the Chief Executive Officer and Chief Financial Officer will exercise all or a portion of their respective basic subscription privilege under the Rights Offering. In connection therewith, the Company has agreed to provide a loan to each of them which would match the amount of funds contributed personally by each of them, to a maximum amount equal to half of each of their pro rata share in the Rights Offering. The loans will be payable five years after their effective date, will bear interest at a variable rate which is higher than the lowest marginal borrowing rate available to the Company under its indebtedness, and will be payable monthly. The loans will be secured by a lien on all of the Common Shares subscribed for by each of them under the Rights Offering, including shares purchased with the respective officer's own funds. The Company will fund the amount of the loan from the Company's cash on hand.

It is anticipated that the Rights Offering will be completed in May 2022, with completion of the Debt Exchange and related transactions to occur concurrently with completion of the Rights Offering and the Standby Commitment.

Further details regarding the terms of the Standby Commitment are set out in the Standby Purchase Agreement, which is available under Western's SEDAR profile at www.sedar.com.

Purpose and Business Reasons for Transaction

The Company's management and Board regularly assess Western's ongoing business objectives and financial performance, including its debt management strategy, with a view to achieving those business objectives and enhancing shareholder value.

The Company's decision to undertake the Debt Restructuring and Rights Offering is the result of analysis, discussions and negotiations by and among representatives of the Company, the Special Committee, AIMCo, G2S2, Matco and their respective advisors to address the Company's increasing near term debt obligations in a challenging industry and economic environment. The following is a summary of the principal events leading up to the Company's announcement of the Restructuring Transactions on March 22, 2022.

Serious Financial Difficulty

The Company's industry has been facing economic challenges since 2014 when there was a significant reduction in the market price of oil and gas, as a result of U.S. shale production and a worldwide oversupply of crude oil and gas. This resulted in a reduction in customer demand, industry activity and revenues. These industry conditions became considerably more challenging following the onset of the global pandemic in 2020, when oil prices dropped further and oil and gas exploration activity dropped precipitously. The impact of these events on the Company has made it difficult for the Company to generate sufficient cash to satisfy its debt obligations and upgrade its rig fleet.

In 2017, the Company sought new financing to, among other things, fund the payment of the principal amount of its $265,000,000 senior unsecured notes maturing in January 2019 (the "Senior Notes"). In October 2017, the Company completed a bought deal public offering of 9,100,000 Common Shares at an issue price of $1.25 per share for proceeds of $11,375,000, and concurrently completed an offering of 9,100,000 Common Shares to AIMCo at the same price and for the same proceeds. At approximately the same time, the Company and AIMCo entered into the credit facility agreement for the Second Lien Facility, which matures on January 31, 2023. The Company fully drew the maximum of $215,000,000 principal amount of the Second Lien Facility on January 31, 2018 and used the proceeds of the Second Lien Facility and the two equity offerings, along with other available cash on hand, to redeem and pay out the Senior Notes.

The Company expected when it entered into the Second Lien Facility that the five-year term would provide the Company with adequate time to refinance the Second Lien Facility if industry conditions improved and other financing options became available. However, industry conditions have remained difficult and the Company has not been able to either raise capital through new equity financing or identify other sources of debt in order to repay the principal amount outstanding under the Second Lien Facility. As a result, the Company has been required to direct its cash flow to servicing its obligations under the Second Lien Facility and the Senior Credit Facilities, leaving no cash available to invest in growing and maintaining the Company's business.

To address challenging industry and economic conditions and improve financial performance, the Company has continually been reducing costs, including reducing capital expenditures and undertaking significant reductions in staffing. The Board and senior management have also continually considered potential options to address the Company's debt position or otherwise identify de-leveraging business opportunities.

Although commodity prices have increased in recent months, and this has resulted in some increasing exploration and development activities in the Company's markets, positive effects of these developments on the Company's business have been limited because the exploration and production companies the Company serves have focused on directing more cash flow to reducing their own debt and returning cash to shareholders. As well, as a result of the industry downturn and COVID-19 pandemic, the Company must rebuild its field crews for any potential increase in activity, a task that could take up to 18 months or longer. Even with the modest improvement in the prospects of the oilfield service industry, the current economic environment does not provide for the immediate additional cash flow the Company requires.

The Company's debt obligations currently consist of:

•	The Senior Credit Facilities, with a $50.0 million syndicated revolving credit facility and a $10.0 million committed operating facility, which mature on July 1, 2022 – approximately $9.0 million is currently drawn on the Senior Credit Facilities;

•	The Second Lien Facility, with a current principal amount outstanding of approximately $218.5 million, including interest originally due on January 4, 2022 that was paid "in kind" and added to the outstanding principal amount;

•	A $12.5 million committed non-revolving credit facility with HSBC, with the participation of Business Development Bank of Canada ("BDC") under BDC's credit availability program, due December 31, 2026 (the "HSBC Facility"), with a current principal amount outstanding of $12.3 million. The HSBC Facility bears interest at a floating rate that is payable monthly. Principal payments in the amount of $104,167 became due monthly beginning January 2022;

•	A US$1.8 million loan under the U.S. paycheck protection program which matures on July 23, 2025, with a current principal amount outstanding of US$1.75 million; and

•	Ongoing lease obligations of $7.6 million as at December 31, 2021, payable over the period 2022 to 2026, with monthly payments in 2022 anticipated to average approximately $250,000 per month.

In June 2020, the Company announced that AIMCo had agreed to defer the semi-annual interest payment then payable on July 2, 2020 to September 1, 2020 while it sought alternative financing arrangements. The Company engaged with HSBC to review various forms of financing; however, no feasible alternatives were identified in the near term so the Company applied borrowings under the Senior Credit Facilities to pay that interest to AIMCo on the Second Lien Facility. In December 2020, the Company and the lenders under the Senior Credit Facilities agreed to a new covenant package and an extension of the maturity date of the Senior Credit Facilities from December 17, 2021 to July 1, 2022. As a result of the extensive review of financing alternatives, the Company concurrently entered into the HSBC Facility. The Company applied borrowings under the HSBC Facility to pay interest on the Second Lien Facility for January 2021 as well as half of the interest payment for July 2021 and used an option to pay the remaining half of the interest in respect of the July 2021 payment "in kind". Payment of interest in kind increases the principal amount of the Second Lien Facility by the amount of the interest payment due plus an additional amount of interest calculated in accordance with the terms of the Second Lien Facility (the "Additional Capitalized Interest").

Anticipated Effect of the Restructuring Transaction

Upon completion of the Restructuring Transaction, the Company expects that the principal amount under the Second Lien Facility will be reduced to approximately $108.5 million, with annual interest payments reduced from approximately $15.0 million to approximately $9.0 million. The Company expects, assuming there will be no significant changes in its business from that conducted currently, that it will be able to fund future interest payments through cash generated from its operations. Taking this into account and considering the anticipated receipt of the $21.5 million balance of the proceeds from the Rights Offering and the extension of the maturity of the Senior Facilities and Second Lien Facility by three years and four years, respectively, from the closing date of the Debt Exchange, the Company expects that it will have a sustainable capital structure following the completion of the Restructuring Transaction.

Assuming that the conversion price is $0.05 per share and the Rights Offering Subscription Price is $0.016 per share, approximately 2,000,000,000 Common Shares will be issued to AIMCo in connection with the Debt Exchange, and 1,968,750,000 Common Shares will be issued in the Rights Offering. Upon completion of the Restructuring Transaction, under such assumptions, AIMCo will hold approximately 49.69% of the outstanding Common Shares.

Board and Special Committee Review and Fairness Opinion

Given the nature of the Restructuring Transaction and the parties thereto, the Board determined that it was appropriate to appoint a special committee of independent directors (the "Special Committee") consisting of Messrs. John Rooney, as chair, and Donald Copeland, each of whom: (a) are free from any conflict of interest with respect to the proposed transactions; (b) are independent to the extent required by applicable laws, rules and regulations, and stock exchange requirements, including MI 61-101; and (c) are independent in respect of AIMCo and the Standby Purchasers. In addition, the Board determined that Messrs. Rooney and Copeland were well qualified to carry out the mandate of the Special Committee in connection with the proposed transactions. The Board also reviewed a revised draft of the term sheet that had been prepared by the Company in consultation with Matco and G2S2 and determined to provide such revised term sheet back to AIMCo to facilitate further discussions regarding the proposed transactions.

The Special Committee was tasked with a mandate of assessing the proposed Debt Restructuring and Rights Offering in light of the Company's financial circumstances, current capital structure and prospects and determining whether to recommend the proposed transactions to the Board or propose an alternative having regard to, among other things, the interests of the Company's minority shareholders. On December 10, 2021, the Special Committee engaged Osler, Hoskin & Harcourt LLP ("Osler") as its independent legal advisor in respect of the proposed transactions, and met with Osler to discuss the duties and responsibilities of the Special Committee. The Special Committee determined that it would be appropriate to engage a financial advisor and began initial discussions with potential advisors to provide financial advisory services to the Special Committee.

On February 18, 2022 the Special Committee formally engaged ATB Capital Markets Inc. ("ATB Capital Markets") as its independent financial advisor to assist with the review of the Company's financial condition and ability to service its debt and to provide an assessment of whether the Restructuring Transactions were fair, from a financial point of view, to the Company.

The Special Committee received an opinion (the "Fairness Opinion") from ATB Capital Markets stating that, as of the date of such opinion and based upon and subject to various assumptions, limitations and qualifications therein, that the Restructuring Transaction, including the Debt Exchange, is fair, from a financial point of view, to the Company.

Based upon, among other things, (i) the Fairness Opinion and advice from the Special Committee's and the Company's legal advisors; (ii) the Special Committee's careful consideration of the terms of the Restructuring Transactions and the impact on the Company of a failure to proceed with the Restructuring Transactions; (iii) the fact that the Restructuring Transactions provide the Company with a more stable capital structure to continue to operate viably as a going concern; (iv) consideration of whether there were any potential financing or other alternatives to address the Company's maturing debt; and (v) the fact that the Rights Offering will provide all eligible shareholders with the right, but not the obligation, to participate in the Restructuring Transactions by subscribing for Common Shares on a pro rata basis at a significant discount to the conversion price of the Debt Conversion with AIMCo, the Special Committee determined that the Restructuring Transactions are fair and reasonable to the Company, are in the best interests of the Company and its current shareholders other than AIMCo, G2S2 and Matco, and, accordingly, unanimously recommended to the Board that the Restructuring Transactions be approved.

In making its recommendation to the Board, the Special Committee considered the following potential outcomes if the Company did not proceed with the Restructuring Transactions:

•	the Company would be required to pay the interest on the Second Lien Facility in kind again, increasing its debt by an additional $7.6 million, including Additional Capitalized Interest;

•	the alternative prospects for replacement financing of the principal amount of the Senior Credit Facilities of $9.0 million (currently outstanding as of March 25, 2022),which becomes due on July 1, 2022, or the principal amount of the Second Lien Facility which becomes due on January 31, 2023, would be limited or unlikely to emerge; and

•	the understanding that, given the number of amendments and extensions previously granted by AIMCo under the Second Lien Facility and the lenders under the Senior Credit Facilities to date and the Company's financial condition, such lenders were not prepared to provide further extensions absent a fundamental change to its capital structure.

Following the Special Committee meeting on March 21, 2022, the Board met, received the Special Committee's recommendation, and considered, among other things: (i) the recommendation of the Special Committee; (ii) the extensive analysis of alternatives pursued by management and the Board; (iii) the advice of ATB Capital Markets and the Fairness Opinion; (iv) the advice of legal counsel as to the duties of the directors; (v) the current financial position of the Company including the pending maturities of the Second Lien Facility and the Senior Credit Facility and the possibility of default under the facilities in advance of maturity; (vi) the lack of viable alternatives to address the Company's debt position; and (vii) the significant debt reduction provided by the Debt Restructuring and proposed amendments to the Senior Credit Facility. Following extensive discussions, with Messrs. Mathison and Armoyan abstaining, the Board determined it was in the best interests of the Company to proceed with the Debt Restructuring and Rights Offering.

Shareholder Approval and Regulatory Considerations

Under the rules of the TSX, the issuance of Common Shares to AIMCo in the Debt Exchange requires the approval of a majority of shareholders of the Corporation, excluding shares held by AIMCo, which is the interested party in respect of the Debt Exchange. Specifically, as the Debt Exchange would (a) result in the issuance of shares at a discount to the market price exceeding the maximum discount under section 607(e) of the TSX Company Manual, (b) include consideration to an insider of the Company exceeding 10% of the market capitalization of the Corporation and materially affect control of the Company, and (c) involve the issuance of more than 25% of the number of outstanding Common Shares by way of a private placement at less than the market price, the Debt Exchange requires shareholder approval under sections 607(e), 604(a) and 607(g) of the TSX Company Manual, respectively. Shareholders representing a majority of such Common Shares have executed a written consent approving the Debt Exchange and have otherwise agreed to vote their Common Shares in a manner to approve the Restructuring Transaction to the extent required. These shareholders include G2S2, Matco, Ronald Mathison and all of the other directors and senior executive officers of Western. The TSX has advised the Company that it will be permitted to rely on that written consent of shareholders as evidence of the required majority shareholder approval in accordance with section 604(d) of the TSX Company Manual, and accordingly that it will not be required to hold a formal special shareholder meeting to seek approval of the Debt Exchange.

Under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") of certain Canadian securities regulators, the Debt Exchange and the amendment of the Second Lien Facilities each constitutes a "related party transaction" because AIMCo holds more than 10% of the outstanding Common Shares of the Company. The Company intends to rely upon the exemption from the requirement to prepare a formal valuation in connection with the Debt Exchange pursuant to the exemption contained in section 5.5(g) of MI 61-101 related to the financial hardship of the Company. In connection with satisfying the criteria of that exemption, the Special Committee of independent directors of the Board have determined unanimously that the Company is in serious financial difficulty, the Debt Exchange is designed to improve the financial position of the Company, and the terms of the Debt Exchange are reasonable in the circumstances of the Company. The Board has also made these determinations. On the same basis, the Company intends to rely on the exemption in section 5.7(e) of MI 61-101 from the requirement to obtain minority shareholder approval.

In addition, as each of G2S2 and Matco (in Matco's case, together with Ronald Mathison) beneficially own and have control over more Common Shares than AIMCo, are not interested parties in respect of the Debt Exchange, are at arm's length to AIMCo and support the transaction, the Debt Exchange is exempt from the formal valuation and minority approval requirements under sections 5.5(e) and 5.7(c), respectively, of MI 61-101.

The proposed loans to the executive officers also constitute related party transactions under MI 61-101 in respect of the Company. However, G2S2 and Matco (in Matco's case, together with Ronald Mathison) beneficially own and have control over more Common Shares than each of the executive officers, are not interested parties in respect of such loans, are at arm's length to the executive officers and support the loan transaction. Accordingly, the loans to the executive officers are also exempt from the formal valuation and minority approval requirements under sections 5.5(e) and 5.7(1)(c), respectively, of MI 61-101.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 – Continuous Disclosure Obligations

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, contact Mr. Jeffrey K. Bowers, Senior Vice President, Finance and Chief Financial Officer, by telephone at (403) 984-5916.

Item 9	Date of Report

March 31, 2022

Forward-Looking Statements and Information

Certain information included in this material change report may constitute “forward-looking information” within the meaning of Canadian securities laws. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. More particularly and without limitation, this material change report contains forward-looking statements and information regarding the Restructuring Transaction, including expectations regarding completion of the Restructuring Transaction, including the Debt Exchange and Rights Offering on the terms set forth herein; the final terms of the amendments to the Second Lien Facility and amendments to the Senior Facilities; the Company's ability to meet and reduce its debt obligations and fund ongoing operations; the conduct of the Rights Offering; the determination of the conversion price for the Debt Exchange and Subscription Price for the Rights Offering; the size of the Rights Offering; the intended use of proceeds of the Rights Offering; the participation of certain security holders in the Rights Offering, including the Standby Purchasers, Ronald Mathison and AIMCo; the expected number and percentage of Common Shares to be held by AIMCo following the completion of the Debt Exchange; the expected closing date; the closing conditions of the Restructuring Transaction; the terms of the Investor Rights Agreement and Registration Rights Agreement; the Company's future interest payments; and the composition of the Company's Board following completion of the Restructuring Transaction.

Forward-looking information involves significant risks and uncertainties. A number of factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking information including, but not limited to; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks associated with the potential further deterioration of industry conditions that could negatively affect Western's performance and financial condition; the risk that any of the conditions set forth in the agreements providing for the Restructuring Transaction are not satisfied on a timely basis, including receipt of TSX approval on satisfactory conditions, or other termination events under such agreements occur; and Western's inability to meet its obligations under its credit facilities such that further financing is not available. These factors should not be considered exhaustive. Risks and uncertainties about Western’s business are more fully discussed in Western’s disclosure materials, including its annual information form and management’s discussion and analysis of the operating and financial results (MD&A), filed with the securities regulatory authorities in Canada and available at www.sedar.com. In formulating forward-looking information herein, management has assumed that business and economic conditions affecting Western will continue substantially in the ordinary course, including, without limitation, with respect to general levels of economic activity, regulations, taxes and interest rates.

Although the forward-looking information is based on what management of Western consider to be reasonable assumptions based on information currently available to it, there can be no assurance that actual events or results will be consistent with this forward-looking information, and management’s assumptions may prove to be incorrect.

This forward-looking information is made as of the date of this material change report, and Western does not assume any obligation to update or revise it to reflect new events or circumstances except as required by law. Undue reliance should not be placed on forward-looking information. Forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.